UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 3)*

FORWARD INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

349862300

(CUSIP Number)

Jay A. Wolf
c/o Trinad Management, LLC
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 315,267
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 315,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,267
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

 CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 266,495
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 266,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,495
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 315,267
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 315,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,267
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 266,495
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 266,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,495
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

 CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 315,267
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 315,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,267
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

 CUSIP No. 349862300
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 315,267
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 315,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,267
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share of Forward Industries, Inc., a New York corporation (the "Issuer").  The principal executive offices of the Issuer are located at 1801 Green Rd., Suite E, Pompano Beach, FL  33064.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly and beneficially owned by Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Ellin is the managing member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

(vi)
Jay A. Wolf, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Wolf is a member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Wolf is a member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Wolf is a United States citizen.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and of Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have, nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons, (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Trinad Capital Master Fund, Ltd. used its working capital to acquire 315,267 shares of Common Stock representing 4.0% of the Issuer.

Item 4. Purpose of Transaction.

All of the Common Stock was acquired for investment purposes only.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons have elected to sell shares at this time.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Unless otherwise indicated, as of the date hereof:

Trinad Capital Master Fund, Ltd. is the beneficial owner of 315,267 shares of the Common Stock, representing approximately 4.0% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 84% of the shares of Trinad Capital Master Fund, Ltd. as of September 30, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed the beneficial owner of 84.53% of the shares of the 315,267 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 266,495 shares or 3.4% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC, and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed the beneficial owners of 315,267 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 4.0% of the Common Stock of the Issuer.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interest therein.

Mr. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

The percentages herein were calculated based on the 7,915,522 shares of the Issuer's common stock, $0.01 par value, reported by the Issuer to be issued and outstanding as of November 19, 2008 in the Issuer’s latest 10-K filed with the Securities and Exchange Commission on December 16, 2008.

(b)

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own.

(c)

Set forth below are the transactions in the Shares effected by the Master Fund during the past sixty days:

Date	# of Shares	Transaction	Cost Per Share Inclusive of Transaction Charges
11/13/2008	2,000	Acquired	$2.8300
11/17/2008	-18000	Dispose	$2.2791
11/21/2008	-28878	Dispose	$2.1105
11/24/2008	-14806	Dispose	$2.1437
11/25/2008	-48739	Dispose	$2.3086
11/26/2008	-10000	Dispose	$2.3575
11/28/2008	-35000	Dispose	$2.7182
12/1/2008	-35032	Dispose	$3.0365
12/3/2008	-1777	Dispose	$2.9090
12/4/2008	-36212	Dispose	$2.7524
12/5/2008	-10000	Dispose	$2.7014
12/5/2008	-8500	Dispose	$2.7538
12/8/2008	1000	Acquire	$3.1500
12/8/2008	-20000	Dispose	$3.0203
12/8/2008	-10000	Dispose	$3.0225
12/8/2008	-20000	Dispose	$3.0013
12/9/2008	-5000	Dispose	$2.9500
12/9/2008	-10000	Dispose	$3.0000
12/10/2008	-11362	Dispose	$3.0793
12/11/2008	-5000	Dispose	$3.0000
12/11/2008	-12200	Dispose	$2.7592
12/11/2008	-15039	Dispose	$2.9292
12/15/2008	-533	Dispose	$2.6400
12/15/2008	-5800	Dispose	$2.5000
12/16/2008	-8332	Dispose	$2.5017
12/17/2008	-8268	Dispose	$2.3540
12/18/2008	-1000	Dispose	$2.3500
12/18/2008	-10000	Dispose	$2.3610
12/19/2008	-15000	Dispose	$2.3103
12/26/2008	-6921	Dispose	$2.3000
12/29/2008	-17123	Dispose	$2.2777
12/30/2008	-7575	Dispose	$2.3109
12/31/2008	1000	Acquire	$2.1900
1/6/2009	-5000	Dispose	$2.3120
1/7/2009	-15000	Dispose	$2.2463
1/9/2009	-68,882	Dispose	$2.1980

(d)

Not applicable.

(e)

The Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares on January 6, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.
None.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A: Joint Filing Agreement, dated as of January 12, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: January 12, 2008	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: January 12, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

By:  TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:       /s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: January 12, 2008

By: TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: January 12, 2008
By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: January 12, 2008	By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: January 12, 2008

--------------------------------
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: January 12, 2008	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: January 12, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

By:  TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:       /s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: January 12, 2008

By: TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: January 12, 2008
By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: January 12, 2008	By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: January 12, 2008